

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Rongrong Dai
Chief Financial Officer
Green Giant Inc.
6 Xinghan Road, 19th Floor
Hanzhong City
Shaanxi Province, PRC 723000

> **Re: Green Giant Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **Filed December 28, 2023**
> **File No. 001-34864**

Dear Rongrong Dai:

We issued comments to you on the above captioned filing on April 26, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 10, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact William Demarest at 202-551-3432, Isaac Esquivel at 202-551-3395, Ronald Alper at 202-551-3329 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction